As filed with the Securities and Exchange Commission on January 13, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRI-CONTINENTAL CORPORATION

(Name of Subject Company (issuer))

TRI-CONTINENTAL CORPORATION

(Name of Filing Person (offeror))

COMMON STOCK,

$0.50 PAR VALUE PER SHARE

(Title of Class of Securities)

895436103

(CUSIP Number of Class of Securities)

Lawrence P. Vogel

c/o RiverSource Investments, LLC

100 Park Avenue

New York, New York 10017

(212) 850-1864

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Donald R. Crawshaw, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$97,455,456.75 (a)	$3,830.00	(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 9,893,955 Shares that are subject to the offer, based on the average of the high and low prices on January 9, 2009 of $9.85 as reported on the New York Stock Exchange.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #6 for Fiscal Year 2008, effective December 31, 2007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Tri-Continental Corporation, a Maryland corporation (the “Fund”), to purchase for cash up to 9,893,955 (approximately 12.5%) of its issued and outstanding shares of common stock, par value $0.50 per share (the “Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal and Form of Letter and Cash Tender Election Form, which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase, the related Letter of Transmittal and Form of Letter and Cash Tender Election Form is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated January 13, 2009

(a)(1)(ii)	Form of Letter of Transmittal (For Direct Holders Only)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter and Cash Tender Election Form to Participants in J. & W. Seligman & Co. Incorporated’s Matched Accumulation Plan and Seligman Data Corp.’s Employees’ Thrift Plan

(a)(2)	None

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)	Press release issued by Tri-Continental Corporation on January 13, 2009

(b)	None

(d)	None

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRI-CONTINENTAL CORPORATION

By:	/S/ Lawrence P. Vogel
Name: Lawrence P. Vogel
Title: Treasurer

Dated: January 13, 2009